3: FORM 4
FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Callahan Larry G	2. Issuer Name and Ticker or Trading Symbol Waxman Industries, Inc. (WAXM)	6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ___ Director _X_ 10% Owner ___ Officer (give title below) ___ Other (specify below) __________________________________
(Last) (First) (Middle) C/O Huntleigh Securities 7800 Forsyth Blvd. 5th Floor	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year April 16, 2003
(Street) St. Louis, MO 63105	5. If Amendment, Date of Original (Month/Day/Year) 02/24/03	7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)	5. Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) Or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Code	V	Amount	(A) or (D)	Price
Common Stock	04/16/03	P	44,000	A	$3.00	93,275	I	(1)
Common Stock	100,800	D
Common Stock	8,500	I	(2)
Common Stock	9,300	I	(3)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)	6. Date Exerciseable and Expiration Date (Month/Day/Year)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Explanation of Responses: Owned directly by Mr. Callahan's IRA Account Owned directly by Mrs. Terri Callahan's IRA Account, Mr. Callahan's spouse Owned directly by Mr. Callahan's minor children
	/s/ Larry Callahan__ **Signature of Reporting Person	_______04/16/03______ Date

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, on of which must be manually signed. If space is insufficient, see Instruction 6 for procedure